October 19, 2011

VIA EDGAR

Ed Bartz, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Aberdeen Funds
Registration Statement on Form N-14 Filed on September 20, 2011 (the “Registration Statement”)
Securities Act File No. 333-176924

Dear Mr. Bartz:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation with the undersigned regarding the above-referenced Registration Statement on October 11, 2011.  The Registration Statement relates to the proposed acquisition by the Aberdeen Global Equity Fund (the “Global Equity Fund”), a series of the Registrant, of all of the assets and liabilities of the Aberdeen Global Financial Services Fund (the “Global Financial Services Fund” and together with the Global Equity Fund, the “Funds” and each, a “Fund”), also a series of the Registrant, in exchange for shares of the Global Equity Fund (the “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:    The fourth paragraph of the cover letter states that the Institutional Service Class of the Target Fund will experience a slight increase in its net expense ratio, but the fee table indicates that it will be the same.  Please clarify.

Response:             The sentence in the fourth paragraph has been corrected.

Comment No. 2:    In the fourth Q&A on page iv of the Q&A section, please add disclosure providing an estimate of the costs of the Reorganization. In addition, please provide an estimate of the

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brokerage costs and estimated capital gains impact as a result of the anticipated sales of portfolio holdings to realign the Target Fund’s portfolio.

Response:             The requested disclosure has been added.

Comment No. 3:    Please include the Acquiring Fund’s financial highlights, as required by Item 5(a) of Form N-14.

Response:             The Acquiring Fund’s financial highlights have been added.

Comment No. 4:    In the subsection entitled “Investment Strategies” on page 2 of the Combined Proxy Statement/Prospectus, please consider modifying the second sentence of the first paragraph to indicate state that the Global Equity Fund invests in a broad range of equity securities.  Please also consider adding disclosure to the table regarding the market capitalization range of companies in which the Global Equity Fund may invest.

Response:             The Registrant respectfully declines to add the disclosure requested, as such disclosure does not appear in the Global Equity Fund’s prospectus.

Comment No. 5:    Please explain supplementally why the total expenses in the fee table for the Institutional Class of each Fund do not match the corresponding numbers in the financial statements contained in the Annual Report.

Response:             The fee table shown in the Combined Proxy Statement/Prospectus presents operating expenses at a Fund level, while the Annual Report presents such expenses based on class-level allocation of the Fund-level accruals.  Rule 12b-1 fees and administrative service plan fees, however, are accrued at a class level in both instances.

Comment No. 6:    Please disclose the year-to-date performance for each Fund after each bar chart.

Response:             The year-to-date performance as of September 30, 2011 for each Fund has been added.

Comment No. 7:    In the fifth full paragraph on page 17, the reference to the Target Fund should be to the Acquiring Fund.  In the last sentence of that paragraph, please specify that the costs are brokerage costs and also clarify whether they will be completely or partially offset by the reduction in the net expense ratio.  Please also clarify that stocks will only be sold after the reorganization, as the disclosure in the last paragraph on page 17 suggests that stocks may be sold both before and after.

Response:             The requested disclosure changes have been made.

Comment No. 8:    Please ensure that information regarding limitations on capital loss carryforwards is included.

Response:             The requested disclosure has been included.

Comment No. 9:    The capitalization table should be as of April 30, 2011 and the pro forma financial information should reflect information for the period ended April 30, 2011.

Response:             The capitalization table has been revised to be as of April 30, 2011 and the pro forma financial information has been revised to reflect information for the twelve months ended April 30, 2011.

Comment No. 10:  In the pro forma financial information in the SAI, please provide an estimate of the brokerage costs and estimated capital gains impact as a result of the sales of portfolio holdings.

Response:             The requested disclosure has been added.

Comment No. 11:  Please provide a copy of the form of proxy card supplementally.

Response:             The form of proxy card was sent to you via email on October 18, 2011.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	Lucia Sitar, Esq., Aberdeen Asset Management Inc.
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP